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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PYR Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693677106

(CUSIP Number)

Eric Sippel

Eastbourne Capital Management, L.L.C.

1101 Fifth Avenue, Suite 370

San Rafael, CA 94901

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 693677106

Preamble

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 7, 2007 (the “Schedule 13D”) by Eastbourne Capital Management, L.L.C (“Eastbourne”), Richard Jon Barry (“Barry”) and Black Bear Offshore Master Fund, L.P. (the “Offshore Fund” and, collectively with Eastbourne and Barry, the “Filers”), relating to shares of Common Stock of PYR Energy Corporation (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

On April 23, 2007, in connection with the concurrent execution by the Issuer of an Agreement and Plan of Merger (the “Merger Agreement”) with Samson Investment Company (“Parent”) and Samson Acquisition Corp. (“Purchaser”), the Offshore Fund and two of its affiliates, Black Bear Fund I, L.P. and Black Bear Fund II, L.L.C. (collectively, with the Offshore Fund, the “Eastbourne Parties”), entered into a Note Redemption Agreement with the Issuer and Parent. Pursuant to the Note Redemption Agreement, the Issuer shall, on a date no later than five business days following the purchase by Purchaser of shares of Stock in the tender offer contemplated by the Merger Agreement (such date, the “Redemption Date”), redeem the Notes held by the Eastbourne Parties for an amount in cash equal to the principal of and accrued interest on the Notes through the date immediately preceding the Redemption Date. The Eastbourne Parties agreed in the Note Redemption Agreement not to convert any of the Notes or to sell, transfer or otherwise convey the Notes prior to the Redemption Date, and further agreed to waive any preemptive rights they might have under the terms of the Notes that might arise in connection with any of the transactions contemplated by the Merger Agreement. The Note Redemption Agreement is an exhibit to this Amendment, and is incorporated herein by this reference in its entirety. The description contained in this Amendment of various terms of the Note Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the Note Redemption Agreement itself.

The Filers currently intend to tender the shares of Stock they hold (other than any shares they may be deemed beneficially to hold by virtue of their ownership of Notes) into the tender offer by Purchaser contemplated by the Merger Agreement. The Filers reserve the right, however, to determine not to so tender their shares of Stock and, among other things, to otherwise dispose of them if an alternative more attractive opportunity arises.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As noted above, the Offshore Fund, together with the other Eastbourne Parties, is party to the Note Redemption Agreement.

Item 7.	Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

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Schedule 13D

CUSIP No. 693677106

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2007

Eastbourne Capital Management, L.L.C.

By:	/s/ Eric M. Sippel
Eric M. Sippel
Chief Operating Officer

Black Bear Offshore Master Fund, L.P.
By: Eastbourne Capital Management, L.L.C. General Partner

By:	/s/ Eric M. Sippel
Eric M. Sippel
Chief Operating Officer

/s/ Richard J. Barry
Richard J. Barry

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Schedule 13D

CUSIP No. 693677106

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement, dated February 7, 2007, among Eastbourne Capital Management, L.L.C., Black Bear Offshore Master Fund, L.P. and Richard J. Barry. [Previously filed with the Schedule 13D.]
Exhibit 2

Note Redemption Agreement, dated as of April 23, 2007, by and among PYR Energy Corporation, Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P. and Samson Investment Company, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PYR Energy Corporation with the Securities and Exchange Commission on April 24, 2007.

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